NewsRelease Made-in-Ontario Pumped Storage will enhance province’s energy supply mix Government of Ontario outlines next steps on Ontario Pumped Storage Project TORONTO, Ontario – Jan. 11, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today that it will continue to advance the Ontario Pumped Storage Project (Project) with its prospective partner Saugeen Ojibway Nation, and begin work with the Ministry of Energy (Ministry) and the Ontario Energy Board (OEB), to establish a potential long-term revenue framework for the Project. Further, TC Energy and Saugeen Ojibway Nation will assist with the Ministry’s evaluation of the Project’s broader societal and economic benefits. This decision comes after direction from Ontario’s Minister of Energy (Minister) to the Independent Electricity System Operator (IESO), outlining next steps related to the Project including a cost recovery agreement. Subject to an agreement with the IESO, this direction from the Minister will facilitate the continued development of the Project, that if constructed, will support Ontario’s long-term plans to grow the economy and build a sustainable, reliable and clean electricity system. TC Energy and Saugeen Ojibway Nation look forward to continuing work with the Ministry, the IESO and the OEB to advance this Project, which will play an important role in accelerating the province’s ambitious plans for clean economic growth. The Ontario Pumped Storage Project represents a made-in-Ontario solution – it will be designed, engineered, and built by a domestic supply chain. During construction, the Project will create 1,000 well paid, unionized jobs and over 75 per cent of the total materials and supplies will be provided by Ontario-based companies. The Project remains subject to the approval of TC Energy’s board of directors and Saugeen Ojibway Nation. It is expected that construction for the Project would begin in the latter part of this decade with in-service in the early 2030s, subject to receipt of regulatory and corporate approvals. Further, any future capital allocation decisions will align with TC Energy’s net capital expenditure limit of $6-7 billion post-2024. QUOTES “The Minister’s direction to advance this Project is a strong signal that the work TC Energy and Saugeen Ojibway Nation are doing is important. It recognizes the critical role that pumped hydro storage will have in enhancing the diversity of Ontario’s supply mix and achieving a net-zero electricity grid.” — Annesley Wallace, Executive Vice-President, Strategy and Corporate Development and President, Power and Energy Solutions, TC Energy “The Minister continues to acknowledge that electricity development will only be successful with the participation and leadership from Indigenous Nations. The Ontario Pumped Storage Project is a long overdue energy initiative with real benefits for the Indigenous people of the land.” — Conrad Ritchie, Chief, Saugeen First Nation and Gregory Nadjiwon, Chief, Chippewas of Nawash Unceded First Nation EXHIBIT 99.1

NEXT STEPS • TC Energy will begin immediate work with the Ministry and the OEB to establish a potential long-term revenue framework for the Project, culminating in a report to the Minister by July 31, 2024. • Further, TC Energy will provide a report to the Ministry with a breakdown of estimated development costs and schedule. Following submission of these items, the Ministry will provide a recommendation to proceed with pre-development work within 45 days. • Following this, TC Energy would begin negotiation of a cost recovery agreement with IESO to recover eligible, prudently incurred expenses associated with pre-development work. A follow up report is to be provided to the Ministry by the IESO within 60 days of submission of the estimates. • TC Energy will also provide further information to assist with the Government’s assessment of the Project’s societal and economic benefits. • A final decision to fund development costs associated with the Project would be subject to a Cabinet approval and a future Ministerial directive to the IESO to execute the agreement with TC Energy. About TC Energy We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure – while innovating and modernizing to reduce emissions from our business. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522